Schedule 21

SUBSIDIARIES

Subsidiary	Pct. Ownership	State of Incorporation

Castle Dental Centers of Texas, Inc.	100%	Texas

Castle Texas Holdings, Inc.	100%	Delaware

Castle Dental Centers of Tennessee, Inc.	100%	Tennessee

Castle Dental Centers of Florida, Inc.	100%	Florida

CDC of California, Inc.	100%	Delaware

Castle Dental Centers of California, L.L.C.	100%	Delaware

(of CDC of California, Inc.)